XDEX

Distributed Ledger Technology for Early Stage Capital Markets

10XTS

General Inquiries: info@10xts.com

10XTS Website: https://10xts.com



Disclaimer

This management presentation forms part of, and should be read together with, the Form C being filed by 10XTS, Inc. (for purposes of this Disclaimer, referred to herein as"10XTS", the "company," and "we") with the U.S. Securities and Exchange Commission in connection a Regulation Crowdfunding offering of 10XTS securities contemplated therein and of which this management presentation is a part (the specified Form C and exhibits thereto, including, without limitation, this management presentation, the "Whitepaper", the "Offering Statement," "Risk Factors," are collectively referred to herein as the "Offering Documents").

Caution Concerning Forward Looking Statements:

The Offering Documents contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the Offering Documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact 10XTS.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents or to reflect new information or the occurrence of unanticipated events. This management presentation, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This management presentation does not constitute advice to purchase any 10XTS securities, nor should it be relied upon in connection with, any contract or purchasing decision.

10XTS

- ✓ Blockchain offers a new approach to managing and settling financial transactions. It is being proposed as a **solution to many of the inadequacies that plague enterprises**, specifically within the Financial Services Industry (FSI) and early stage capital markets.

- ✓ It has also introduced a new architecture, where all participants work from common data, in near real-time, and where **inefficient, redundant back-office operations are either streamlined or eliminated**.

- ✓ This represents a **significant opportunity for cost-savings and higher returns** through more efficient use of capital for the mainstream Financial Services Industry.

- ✓ Many enterprises and governments are currently exploring blockchain solutions, but the **market has yet to fully embrace the technology**.

- ✓ **Several factors are causing organizations to hesitate**. Chief among them are unresolved regulatory issues, lack of in-depth understanding of blockchain technology, and the absence of enterprise-level solutions and platforms that meet the performance requirements necessary for the Financial Services Industry.

- ✓ 10XTS is a software solutions company that collaborates with its clients to deliver blockchain products and solutions. 10XTS has launched **XDEX, a Blockchain-as-a-Service (BaaS) platform**, to make the transition possible.

10XTS

Market Insights

Enterprise adoption of blockchain to accelerate

Enterprise blockchain solutions spending to hit $2.1 billion in 2018, will grow to $9.7 billion in 2021

- ✓ Gartner's 2018 CIO Survey indicates blockchain's business value-add will grow to $176 billion by the year 2025
- ✓ Value add will grow to $3.1 trillion by 2030
- ✓ 1% of CIOs indicate active blockchain adoption
- ✓ 8% are in short-term planning and pilot execution
- ✓ 77% have no current plans yet—despite massive media, the majority of the growth is still ahead
- ✓ 85% of banking CIOs indicate interest in blockchain technology
- ✓ **In Financial Services, 5% of CIOs report active investment and 48% are in active planning**

SOURCES:
- Gartner CIO Survey, May 2018
- Ernst & Young Blockchain Summit Poll, March 2018
- DC Worldwide Semiannual Blockchain Spending Guide, January 2018
- Coindesk Q2 2018 Blockchain Sentiment Survey, August 2018
- Gartner Predicts 2018: Top Predictions in Blockchain Business, November 2017



WHAT ARE YOUR ORGANIZATION'S PLANS IN TERMS OF BLOCKCHAIN?
Source: Gartner (May 2018)

- No Interest 34%
- On the radar, but no action planned 43%
- Have already invested and deployed 1%
- In short-term planning/actively investing 8%
- In medium- or long-term planning 14%

10XTS

Barriers to Adoption

Obstacles Still Remain For Distributed Ledger Technology Adoption By Main Street Financial Services and Capital Markets

Regulatory Complexity	Legacy Enterprise Technology	Credibility of Blockchain ("Crypto Madness")	Skills Gap & Talent Scarcity	Vulnerabilities of Public Networks	Network Scaling & Transaction Throughput
Status Quo Mindset	Illegal Content on Public Networks	Lack of Understanding of Blockchain Technology	Governance Issues	Lack of Standards	Security Issues
Secure Data Storage	Lack of Stable Development Tools	Poor User Experience	Smart Contracts	Lack of Rule-based Transaction Constraints	Blockchain Startups Not Enterprise Focused

10XTS

The Opportunity

Growth forecasts + identified adoption challenges have opened a window of market opportunity

Based upon the market growth forecasts, combined with the current obstacles, the next two years represent the window of opportunity for the companies that can successfully connect the dots in financial services blockchain.

The Solution

Frustrated with the business obstacles, technical complexity and quality of blockchain technology options on the market, 10XTS is determined to deliver a solution that:

1. capitalizes on the obvious window of market opportunity; and

2. solves the obstacles prohibiting adoption of blockchain and distributed ledger technology by traditional, mainstream enterprise and FSI and capital markets.



XDEX

The XDEX platform helps overcome many adoption barriers for enterprises and early stage capital

Permissioned Ecosystem	Enterprise-grade Blockchain	Enterprise Cloud
Intentional Blockchain Governance Design	Platform User Tokens	Platform Wallet
Regulatory-compliant Identity	"Smart Contracts" in Native Code	Enterprise-grade Account Structure
Auditing and Compliance Framework	Advanced Business Rule Engine	Internal Microservices & Payment Token – XBT



XDEX enables smart business leaders and early stage capital participants to incorporate the power of a cloud-based, distributed ledger blockchain into their strategic business growth and data strategy — while ensuring security, governance, compliance and risk assurance.

10XTS

XDEX User Tokens

XDEX classifies transactions and token types to enforce the rules around tokenized assets

✓ XDEX enables platform users to create, issue, manage, trade and report custom token types.

✓ The XDEX ecosystem uses a taxonomy with three primary classes of tokens with several subclasses for each to ensure proper management, governance, compliance and reporting based on use cases:

Class 1: Native Utility Tokens

- Basic Payment Tokens
- Infrastructure Access Tokens
- Application Access Tokens
- Application Settlement Tokens

Class 2: Counterparty Tokens

- IOU Tokens
- Derivative Tokens
- Fund Tokens
- Equity Tokens
- Membership Tokens

Class 3: Ownership Tokens

- Joint Ownership Tokens
- Co-Ownership Tokens
- Sole Ownership Tokens

10XTS

XDEX Token - XBT

The XBT token powers the platform as a microservices token to pay for computing

- ✓ Microservices token provides access to XDEX platform services

- ✓ Is the XDEX internal store of value and core blockchain currency

- ✓ Used to pay for blockchain ledger, computing, data, and ecosystem services, as well as for staking as voting participants in the XDEX ecosystem governance

- ✓ Generated by operating Primary Witness Nodes in exchange for the services of writing blocks to maintain the ledger (a form of mining)

- ✓ Not a financial security and should not be purchased for any other reason other than to use the XDEX platform and related services



10XTS

Business Rule Engine

XDEX will use a "business rule engine" (BRE) to ensure code logic to enforce transaction rules

✓ The XDEX roadmap includes an integrated expert system business rule engine to provide automatic approval or rejection of any given transaction based on the logic and constraints about the actors and token asset within a given use case.

✓ Supports any regulatory or business requirements framework based on the classification of a particular token type within the XDEX ecosystem.



XDEX Platform
User & Asset Metadata is checked in the business rule engine of the platform to determine the status of the individual actors and asset attributes to automatically pass or fail transaction request.

Entity A
Entity A initiates a transaction for a specific asset in the XDEX ecosystem to send the asset token to Entity B.

Entity B
Entity B wishes to receive the specific asset token from Entity A within the XDEX ecosystem.

Entities May Be Anonymous
The two entities may or may not have direct knowledge of the identity of the other depending on use case and application.

10XTS

XDEX Enterprise Cloud

The XDEX Enterprise Cloud makes it easy for enterprises to integrate as a BaaS framework

- ✓ Accelerate development by exposing XDEX Blockchain functionality as a reusable set of APIs for consumption
- ✓ Provide secure and controlled access to XDEX Enterprise Cloud APIs in a hybrid cloud environment
- ✓ Enable a consortium ecosystem with a wider community of external developers and partners who will publish and consume XDEX Enterprise Cloud
- ✓ Monetize existing and new data and algorithms while enabling new business models



abi structures + required keys https / json
Browser / Mobile Apps
auth: user/pass
https / json
Local key pairs
DB
Application Cloud Server
DB
auth: jwt
https / json
API Services Layer
• accounts
• blocks
• transactions
https / json
Blockchain Connector
Blockchain
https / json
Enterprise Integration Layer

Compliance Framework

The combination of features and approach makes XDEX a trusted
framework for compliance

- ✓ Uses international standards-based tagging for data
- ✓ Can be formatted in any way to meet compliance and reporting needs
- ✓ Multi-lingual support
- ✓ Can facilitate electronic filing with regulatory agencies



10XTS

10XTS Security Tokens

10XTS is tokenizing its own company shares and capitalization table on XDEX

✓ Eliminates the centralized Excel spreadsheet at the law firm

✓ Investors get tokens that designate their share ownership

✓ Increased transparency & immutability of transaction records for the company from the beginning

✓ Positions the company for the future of tokenized securities assets

✓ Demonstrates an actual live use case of the XDEX ledger for finance

✓ **10XTS using a Regulation Crowdfunding project to bring on new investors to prove the concept**

✓ Tokenized capitalization tables of new companies creates the future basis for "securities tokens"



10XTS

Go-to-Market Strategy

10XTS is taking XDEX to the market as our flagship product targeting startup & early stage capital asset creation


Develop ecosystem consortium with key financial services vertical partner entities
Engage with targeted application development partner opportunities
Develop channel relationships with key industry partners
Direct end-user marketing and customer acquisition through digital, inbound and education-based content marketing

- ✓ Channel relationships
- ✓ Key partnerships with traditional financial industry
- ✓ Influence marketing via social media
- ✓ Press releases and publications
- ✓ Paid advertising campaigns to targeted audiences
- ✓ Subject matter expertise & speaking, content marketing
- ✓ Conferences & Industry event participation
- ✓ Inbound marketing automation
- ✓ Personal networks

The Regulation Crowdfunding campaign is essential because it establishes the live use case of XDEX as an enterprise Blockchain-as-a-Service ecosystem for early stage funding capital markets

Target Markets

We're targeting early stage capital investing market participants:
startups, funds, investors, etc...



For Startups
Tokenize your cap table to ease ownership administration, store corporate records and easily manage access to information



For Investors
Track ownership with the immutability of the blockchain, access corporate records and information to make better decisions



For VC Funds
Manage deal flow portfolios, ease fund administration with LPs and provide better access to deal room information



For Accelerators
Ensure companies are prepared for tokenized equity markets of the future, provide better access to graduate information



For Broker Dealers
Provide investor clients with access to alternative asset classes, ensure compliance and reporting for transactions and transfers



For Legal
Ensure client information is accurate in real time, consolidate ownership and record-keeping, provide regulatory reporting

10XTS

Revenue Model

The 10XTS revenue model has multiple streams of combined product & services



Enhanced XDEX Software Products

Asset Tokenization on XDEX

Online coaching and consulting for target market segments

XDEX Node Implementation for XDEX blockchain partners

Professional Services Consulting

XDEX Block Production Rewards

10XTS

About 10XTS

10XTS architects and develops successful business, software, data & blockchain solutions

- ✓ 10XTS delivers a seamless portfolio of end-to-end business and technical services to help smart business leaders leverage opportunities in the market and accelerate growth.

- ✓ From strategic road-mapping to technical implementation, our world-class team is ready to guide organizations towards success.





Blockchain Business Consulting

- Opportunity Evaluation
- Operational Risks
- Business Modeling
- Blockchain Strategy

Blockchain Technology Development

- Architecture & Scope
- Security & Devops
- Application Development
- Enterprise Integration

10XTS

Partners

10XTS has entered into strategic affiliations to help launch and build the XDEX ecosystem

















LOUD CAPITAL

ALTERNATIVE INVESTMENT STORE

FOUNDER INSTITUTE

WONDERFUND

QUEEN CITY ANGELS
INVEST | INSPIRE | ACHIEVE

cincinnati crypto fund

cintrifuse

VET-TECH
ACCELERATING U.S. VETERAN STARTUPS

10XTS

Roadmap

10XTS is continuing the journey it started in 2016 with the launch of XDEX into the market



2016
10XTS founding team began formulating the roadmap and plan to launch company. Market validation with financial industry players.
Q2 2017
R&D on blockchain platform frameworks started to evaluate full solution scope and product roadmap
Q3 2017
10XTS team formalized, legal research and business strategy formulated for product roadmap.
Q4 2017
Test blockchain ecosystem launched. 10XTS incorporated, launched private placement offering to raise seed round.
Q1 2018
Seed round completed with full subscription of preferred offering. Production product roadmap started.
Q2 2018
XDEX product launch targets set, Regulation Crowdfunding campaign planned for Q3 launch to coincide with XDEX launch.
Q3 2018
Reg CF campaign launch. 10XTS sales positive. XDEX launched into market with production chain and MVP cloud services and client wallet.
Q4 2018
Reg CF campaign completed. XDEX ecosystem partner sales and onboarding to begin with ramp up for business development.
Q1 2019
Scale XDEX marketing and sales to build ecosystem stakeholder partners. Continue product development roadmap.

Capital Funding & Budget

After a successful pre-seed round, 10XTS is raising a round via Regulation Crowdfunding

- ✓ Raised pre-seed round early 2018 from individuals and early stage VC funds
- ✓ Raising another round Q3 2018 via Regulation Crowdfunding to allow public investors
- ✓ Establishes the go-to-market strategy for XDEX



Funding Budget

Marketing & Fundraising 30%

General & Administrative 25%

Researh & Development 45%

10XTS

Team

A highly-experienced, multi-disciplinary team with significant capability to execute and deliver

Management Team



Michael Hiles
Founder, CEO



Robert Slater
Founder, COO



John Bentley, II
Founder, CTO



Yogesh Kadiyala
Founder, Lead Developer

Advisory Team



Steve Thomas
Chief Growth Advisor



Bhaskar
Mukhopadhyay
Chief Finance Advisor



Jack Harris, Ph.D
A.I. & Cyber Advisor



Glenn Lawyer, Ph.D
Mathematics Advisor



David Cain
Banking &
Wealth Advisor



Brian Thomas
Community
Development
Advisor



Chris Bates
Blockchain Security
Advisor



Randy Cole
Economics Advisor



Chiru B.
Enterprise
Architecture
Advisor

10XTS

Contact Us

General Inquiries: info@10xts.com

10XTS Website: https://10xts.com

